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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tor Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9019 Old River Road, 2nd Floor
(No. and Street)

North Bergen	NJ	07047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Sandor — 201 941-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Victor Sandor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tor Brokerage, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

LOUSSE A NG
Notary Public – State of New Jersey
My Commission Expires Dec 4, 2022

Notary Public

02-10-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Tor Brokerage, LLC
Statement of Financial Condition
December 31, 2020

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Tor Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tor Brokerage, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Tor Brokerage, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tor Brokerage, LLC's management. Our responsibility is to express an opinion on Tor Brokerage, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tor Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Tor Brokerage, LLC financial statements. The supplemental information is the responsibility of Tor Brokerage, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Tor Brokerage, LLC's auditor since 2020.

Sugar Land, Texas

Feb 22, 2021

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$17,406
Prepaid expense	1,793
Other asset	1,944
TOTAL ASSETS	$21,143

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$9,500
MEMBER'S EQUITY	11,643
TOTAL LIABILITIES AND MEMBER'S EQUITY	$21,143

The accompanying notes are an integral part of this statement.

TOR BROKERAGE, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Tor Brokerage, LLC (the "Company") was organized in the State of Delaware in February 2005 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in October 2005. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, it executes both riskless principal and agency transactions for its customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to its clearing broker Velocity Clearing, LLC, in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain related to the Company's customers.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by its clearing broker pursuant to the clearance agreement.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes revenue when it is realized or realizable and earned. The fee on a transaction is earned and recognized when the transaction is completed.

3. CASH IN BANK

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company, (an "LLC"), by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The members are liable for federal and state income taxes on the Company's taxable income. The Company is liable for State of New Jersey Franchise Taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2017, 2018, 2019, and 2020. For the year ended

December 31, 2020 management has determined that there are no material uncertain income tax positions

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $7,906 which exceeded the

minimum requirement of $5,000 by $2,906. The Company's ratio of aggregate indebtedness to net capital was 1.202 to 1.

7. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2020 the Company had not entered into any subordinated loans agreements.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

10. GOING CONCERN

As needed, the members of the Company will contribute capital to fund Company operations and maintain compliance with net capital requirements.